Mail Stop 6010   May 2, 2007

Benjamin F. McGraw, III, Pharm.D.
President, Chief Executive Officer and Treasurer
Valentis, Inc.
863A Mitten Rd.
Burlingame, California 94010

> **Re: Valentis, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **File No. 333-140443**
>   **Filed April 24, 2007**

Dear Dr. McGraw:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 2. We are not in receipt of
    Exhibits A and B that accompanying the affidavit attached to your application
    pursuant to Rule 437 to dispense with the filing of the consent. Please provide us
    those exhibits. We may have further comments once we have received the
    exhibits.

Urigen's agreements with vendors and a business partner . . . ., page 45

2. We note your response to our prior comment 7 and reissue the comment. Please
    revise the risk factor to estimate the number of shares of Series B preferred stock
    that Urigen may be required to issue and how this may affect the number of
    shares Valentis is required to issue to Urigen stockholders in the merger or after
    the merger. In particular, please provide an estimate of the number of shares that
    may be issuable for the milestone fees.

Urigen's Reasons for the Merger, page 62

3. We note your response to our prior comment 11 and reissue that comment.
    Please disclose the appropriate information required by Item 1015 of Regulation
    M-A regarding this valuation analysis performed by Bio-IB, LLC. The
    disclosure should summarize the analysis, including the conclusion regarding the
    fair value of the relevant intangible assets. Please also include the analysis as an
    exhibit to the registration statement.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page
130

4. We have read your response to comment 15 and your revised disclosures. Please
    revise your disclosures to clarify that the purchase price was determined by the
    fair value of the net assets acquired. Please clarify the accounting for the
    purchase, including the fact that no goodwill was recorded.

Urigen Holdings Financial Statements, page F-34

5. We have read your response to comment 24 and your revised disclosures.
    However, the June 30, 2006 audited financial statements have not been updated
    to reflect the two for one stock split in October 2006. Please revise the June 30,
    2006 financial statements to retroactively apply the effects of this stock split.
    Please include a note to the financial statements to clearly indicate that this is the
    accounting treatment applied to this stock split. In addition, it appears as though
    the amount of common stock issued at December 31, 2006 disclosed on the
    balance sheet should be 15,506,490 rather than 31,012,980, please explain.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Robert C. Funsten, Esq.
        Marc G. Alcser, Esq.
        Michael L. Lawhead, Esq.
        Stradling Yocca Carlson & Rauth
        660 Newport Center Drive, Suite 1600
        Newport Beach, California 92660